                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        EMONS TRANSPORTATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   291575 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Mark W. Hastings
                             Genesee & Wyoming Inc.
                66 Field Point Road, Greenwich, Connecticut 06830
                                 (203) 629-3722
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
CUSIP NO. 291575 10 8                                         Page 2 of 12 pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GENESEE & WYOMING INC.          06-0984624
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCES OF FUNDS*

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF                                                      0
   SHARES            -----------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                                                 748,914
   EACH              -----------------------------------------------------------
 REPORTING              9     SOLE DISPOSITIVE POWER
  PERSON                                                         0
   WITH              -----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    748,914

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           748,914
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           10.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                                CO
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP NO. 291575 10 8                                         Page 3 of 12 pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MORTIMER B. FULLER, III
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCES OF FUNDS*

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
   NUMBER OF                                                     0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY           8     SHARED VOTING POWER
   OWNED BY                                                748,914
    EACH             -----------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON                                                        0
    WITH             -----------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER     748,914

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           748,914

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           10.6 %
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                                                              ------------------
                                                              Page 4 of 12 Pages
                                                              ------------------

Item 1.       Security and Issuer.

              This statement relates to shares of common stock, $0.01 par value per share, of Emons Transportation Group, Inc. ( the "Issuer"), a Delaware corporation. The principal offices of the Issuer are located at 96 South George Street, York, Pennsylvania 17401.

Item 2.       Identity and Background.

                   This statement is being filed jointly by Genesee & Wyoming Inc. ("GWI") and Mortimer B. Fuller, III.

                  GWI is a Delaware corporation with its principal executive offices located at 66 Field Point Road, Greenwich, Connecticut 06830.

                  GWI is a holding company whose subsidiaries and unconsolidated affiliates own and operate short line and regional freight railroads and provide related rail services in North America, South America and Australia. Through its U.S. industrial switching subsidiary, GWI also provides railroad switching and related services to United States industrial companies with extensive railroad facilities within their complexes.

                  Mortimer B. Fuller, III is the Chairman of the Board of Directors and Chief Executive Officer of GWI. His principal business address is 66 Field Point Road, Greenwich, Connecticut 06830. He is a citizen of the United States.

                  During the last five years, none of the reporting persons nor, to the best knowledge of the reporting persons, any of the persons named in Schedule A hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   Information concerning the identity and background of the Directors and Executive Officers of GWI is contained in Schedule A hereto.

Item 3.       Source and Amount of Funds or Other Consideration

              Not applicable

Item 4.       Purpose of Transaction

              On December 3, 2001, GWI, its newly created subsidiary ETR Acquisition Corporation ("ETR"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of ETR with and into the Issuer, following

                                                              ------------------
                                                              Page 5 of 12 pages
                                                              ------------------

which the Issuer will continue as the surviving corporation and will be a wholly owned subsidiary of GWI.

              At the effective time of the Merger, each share of Issuer common stock, par value $0.01 per share, together with the associated common stock purchase rights under the Issuer's rights agreement issued and outstanding immediately prior to the effective time, will be converted into the right to receive $2.50 in cash. Each share of common stock, par value $0.01 per share, of ETR issued and outstanding immediately prior to the effective time will be converted into one identical share of the common stock of the surviving corporation and shall constitute the only issued and outstanding capital stock of the surviving corporation following the effective time. Following consummation of the Merger, the Issuer's common stock will no longer be quoted on the NASDAQ and will be terminated from registration pursuant to Section 12
(g) (4) of the Securities Exchange Act of 1934, as amended.

              The Merger is subject to approval by the Issuer's stockholders, regulatory consents, and other customary closing conditions.

              Concurrently with the execution of the Merger Agreement, Michael J. Blake, Robert Grossman, Kimberly A. Madigan, Alfred P. Smith,
Dean H. Wise and Scott F. Ziegler (each, a "Stockholder" and collectively, the " Stockholders") who own an aggregate of 748,914 (10.6%) of the outstanding shares of Issuer common stock, entered into a voting agreement
(the " Voting Agreement") with GWI.

              Pursuant to the Voting Agreement, each Stockholder has agreed: (a) to vote in favor of the approval and adoption of the Merger Agreement, the Merger and any action required in furtherance thereof and (b) to vote against any action, proposal, transaction or agreement that to the knowledge of such Stockholder would constitute a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of such Stockholder under the Voting Agreement. In addition, each Stockholder has agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its shares of Issuer common stock, any securities exercisable for or convertible into Issuer common stock, any other capital stock of the Issuer or any interest in any of the foregoing with any person, except to a person who agrees in writing, to be bound by the Voting Agreement. Each Stockholder also irrevocably appointed GWI or any designee of GWI the lawful agent, attorney and proxy of each such Stockholder during the term of the Voting Agreement to vote the shares of such Stockholder in accordance with the Voting Agreement at any meeting of the stockholders of the Issuer.

              The Voting Agreement will terminate upon the earlier of (a) the effective time of the Merger or (b) termination of the Merger Agreement.

              The preceding summaries of certain provisions of the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are Exhibits 2 and 3 hereto, which are incorporated herein by reference.

                                                              ------------------
                                                              Page 6 of 12 pages
                                                              ------------------

Item 5.       Interest in Securities of the Issuer.

                  (a)-(c) By reason of the Voting Agreement described in Item 4, GWI may be deemed to be the beneficial owner of, in the aggregate, 748,914 shares of Issuer common stock, and together with the Stockholders may be deemed to have shared power to vote or direct the vote of the Stockholder shares of Issuer common stock and shared power to dispose or direct the disposition of the Stockholder shares. Such shares represent approximately 10.6% of the shares of Issuer common stock, based upon the number of shares issued net of treasury shares.

                  By reason of his ownership of 5.4% of GWI Class A common stock and 77.9% of GWI Class B common stock, which represents approximately 51.7% of the voting power of the outstanding shares of GWI common stock, Mortimer B. Fuller, III may be deemed the indirect beneficial owner of, in the aggregate, 748,914 shares of Issuer common stock, and together with the Stockholders may be deemed to have shared power to vote or direct the vote of the Stockholder shares of Issuer common stock and shared power to dispose or direct the disposition of the Stockholder shares. Such shares represent approximately 10.6% of the shares of Issuer common stock, based upon the number of shares issued net of treasury shares.

                  Except as described in this Schedule 13D, to the best knowledge of each of the reporting persons, none of the reporting persons and no other person described or referred to in Item 2 above, beneficially owns or has acquired or disposed of any shares of Issuer common stock during the past 60 days.

                  (d) Not applicable

                  (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As described in Item 4, GWI anticipates that it will acquire the entire equity interest in the Issuer, through the merger of its newly created subsidiary, ETR Acquisition Corporation, with and into the Issuer pursuant to the Merger Agreement.

                  Other than the Merger Agreement and the Voting Agreement described in Item 4 of this statement, to the best knowledge of the reporting persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed or referred to in
Item 2 of this Schedule 13D and any person with respect to shares of Issuer common stock.

                                                              ------------------
                                                              Page 7 of 12 pages
                                                              ------------------

Item 7.       Material to be Filed as Exhibits.

      Exhibits:

1.       Joint Filing Agreement

2. Agreement and Plan of Merger by and among Genesee & Wyoming Inc, ETR Acquisition Corporation and Emons Transportation Group, Inc. dated December 3, 2001. *

3. Voting Agreement between Genesee & Wyoming Inc. and certain stockholders of Emons Transportation Group, Inc. dated
December 3, 2001. *

* Incorporated by reference to the Current Report on Form 8-K filed by the Issuer on December 12, 2001.

                                                              ------------------
                                                              Page 8 of 12 pages
                                                              ------------------

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   December 13, 2001







                                    GENESEE & WYOMING INC.


                                    By: /s/ Thomas P. Loftus
                                        ____________________________
                                    Name:    Thomas P. Loftus
                                    Title:   Senior Vice President Finance



                                    By: /s/ Mortimer B. Fuller, III
                                        _____________________________
                                             Mortimer B. Fuller, III

                                                                    ------------
                                                                    Page 9 of 12
                                                                    ------------






                                  Exhibit Index


--------------------------------------------------------------------------------
Exhibit No.             Document

--------------------------------------------------------------------------------
Exhibit 1               Joint Filing Agreement

--------------------------------------------------------------------------------
Exhibit 2 Agreement and Plan of Merger by and among Genesee & Wyoming Inc, ETR Acquisition Corporation and Emons Transportation Group, Inc. dated December 3, 2001. *
--------------------------------------------------------------------------------
Exhibit 3 Voting Agreement between Genesee & Wyoming Inc. and certain stockholders of Emons Transportation Group,
                        Inc. dated December 3, 2001. *
--------------------------------------------------------------------------------

    * Incorporated by reference to the Current Report on Form 8-K filed by the Issuer on December 12, 2001.